Prior to the opening of business on March 9, 2015, the AllianzGI Small-Cap Blend Fund (the "Acquiring Fund") acquired all assets and liabilities of the AllianzGI Opportunity Fund (the "Acquired Fund") (such acquisition comprising the "Reorganization").The purpose of the transaction was to combine two funds managed by the Investment Adviser with comparable investment objectives and strategies.

The Trustees of Allianz Funds (the "Trust") approved an Agreement and Plan of Reorganization associated with the Reorganization at a meeting held on December 12, 2014. In approving the Reorganization, the Trustees of the Trust determined that the Reorganization would be in the best interests of shareholders in both the Acquiring Fund and Acquired Fund without resulting in any dilution of the interests of shareholders of either Fund.

The Acquired Fund and the Acquiring Fund have the same investment advisory, administrative and distribution and/or service (12b-1) fee rates, except that the Acquired Fund's investment advisory fee is subject to a voluntary 0.05% fee waiver. Management has agreed to observe a 0.06% investment advisory fee waiver for the Acquiring Fund effective as of immediately prior to the close of the Reorganization through March 31, 2016, so that the Acquired Fund and the Acquiring Fund have the same total annual fund operating expenses after expense reductions as of the close of the Reorganization. Pursuant to the Agreement and Plan of Reorganization, Class B and Class R shareholders of the Acquired Fund will receive Class A shares of the Acquiring Fund, and the 12b-1 fees applicable to Class A shares of the Acquiring Fund are 0.25% whereas the 12b-1 fees applicable to Class B and Class R shares of the Acquired Fund are 1.00% and 0.50%, respectively. Also pursuant to the Agreement and Plan of Reorganization, Administrative Class shareholders of the Acquired Fund will receive Class P shares of the Acquiring Fund, and there are no 12b-1 fees applicable to Class P shares of the Acquiring Fund whereas the 12b-1 plan applicable to Administrative Class shares of the Acquired Fund permits reimbursement for expenses in connection with the distribution and marketing of Administrative Class shares and/or the provision of shareholder services to Administrative Class shares at an annual rate of up to 0.25%. Although both Funds are managed by the same investment adviser and sub-adviser and have identical fundamental investment policies, it should be noted that the Funds' investment focus and strategy differ. The Acquiring Fund seeks to achieve its objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in companies with smaller market capitalizations, whereas the Acquired Fund seeks to achieve its objective by normally investing at least 65% of its assets in common stocks of small-cap companies with market capitalizations comparable to those of companies included in the Russell 2000 Index.

Pursuant to Rule 17a-8 under the Investment Company Act of 1940, as amended, shareholder approval was not required for completion of the Reorganization.

Under the Agreement and Plan of Reorganization, the Acquired Fund transferred all of its assets to the Acquiring Fund in exchange for shares of the Acquiring Fund, the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, and the distribution of such Acquiring Fund shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund.